July 26, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	LarryGreene, Division of Investment Management
MailStop 0505

Re:	Alternative Investment Partners Absolute Return Fund (File Nos. 333-140821; 811-21767) Alternative Investment Partners Absolute Return Fund STS (File Nos. 333-140822; 811-21831)

Morgan Stanley Institutional Fund of Hedge Funds LP (File No. 811-10593)

(each, a “Fund”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding recent tender offer filings made by each Fund. Below, we set forth our responses to your comments. All page numbers and sections referenced below refer to the tender offer documents filed by Alternative Investement Partners Absolute Return Fund STS on April 16, 2007 (File No. 005-82801). Any changes to be made in response to your comments will be made in subsequent filings for tender offers to be conducted by each Fund, including filings made on July 16, 2007 by each Fund.

Comment 1. In the cover letter to the “Offer to Purchase” and at various other points, the documents refer to “redemptions” of shares pursuant to the tender offer. Please change such references to “repurchases.”

Response 1. The terms have been revised accordingly.

Comment 2. At various points, the documents state that the tender offer period lasts until May 30, but the deadline for investors to tender shares to a Fund is May 17. Please revise the disclosure regarding the significance of the May 30 date to avoid any confusion.

Response 2. The disclosure has been revised accordingly to clarify that the later date refers to the deadline of 40 business days after the commencement of the tender offer to withdraw a tender of shares, rather than the end of the tender offer period generally.

Comment 3. On the first page of the Offer to Purchase, please ensure that any special emphasis given to particular paragraphs is rendered via bold text or other means rather than all caps, per the Commission’s “plain English” guidelines.

Response 3. The applicable disclosure has been revised accordingly.

Comment 4. Please note that the discussion in the third bullet point on page B-5 of the Offer to Purchase regarding the required minimum balance to be maintained by shareholders after giving effect to their tender of shares appears to be inconsistent with the similar discussion in the seventh bullet point on page B-6 of the Offer to Purchase.

Response 4. The discussion in the third bullet point on page B-5 has been revised accordingly.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 818-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione